SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21

Corporate Registry (NIRE): 33 300 276 963

NOTICE ABOUT RELATED PARTY TRANSACTIONS

TIM PARTICIPAÇÕES S.A. ("Company") (BMF& FBOVESPA: TIMP3; NYSE: TSU), in compliance with CVM Instruction No. 480/09, as modified by CVM Instruction nº552/14, hereby informs that it was concluded the following related-party transactions:

Name of the Related-Party	ITALTEL BRASIL LTDA.
Transaction Date	10/16/2015
Value Involved (Reais)	R$ 9,148,005.00
Balance Remaining (Reais)	N/A
Total (Reais)	N/A
Duration	01/01/2015 a 12/31/2015
Loan or another type of debt	N/A
Interest rate charged	N/A
Contract object	Equipment supply and by demand service provision for the IP/MPLS plataform.
Warranty or insurance

Bank guarantee letter: Creditors: TIM Celular S.A. and Intelig Telecomunicações Ltda. / Guarantor: Itaú Unibanco S.A. / Bailed: Italtel Brasil LTDA / Expiration: 08/25/2015 until 12/25/2015 / Guarantee value limitation of R$ 800,000.00

Financial guarantee on contract:  irrevocable guarantee letter, without any previous condition to its execution, of 10% of the estimated value on contract, to be signed by a first line bank, previously approved by the Contractor and that must remain in force throughout the contract duration.

Insurance: The agreement provides that the hired company must keep an engineering risks insurance on the category of equipment installation and assembly that provides coverage to damage caused by its subcontractors, or because of fortuitous events or force majeure. Also determines that the insurance shall be issued by an insurer of first line and cover all reasonable risks inherent to the services and equipment provided for in the Contract object.

Rescission or extinction

The agreement provides various dissolution possibilities, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the hired company shall only be entitled to payment for services actually rendered, not being owed any compensation.

Nature and reason for the operation

Supply of products and solutions for networks and based on IP protocol communication services, supporting TIM’s network evolution strategy.

Italtel is one of the leading integrator partners of Cisco's IP solutions in the Brazilian market.

Relationship with the issuing	Company has business relationships with other companies from Telecom Italia group.

Name of the Related-Party	ITALTEL BRASIL LTDA.
Transaction Date	10/26/2015
Value Involved (Reais)	R$ 3,942,685.00
Balance Remaining (Reais)	N/A
Total (Reais)	N/A
Duration	01/01/2015 a 12/31/2015
Loan or another type of debt	N/A
Interest rate charged	N/A
Contract object	Equipment supply and by demand service provision for the IP/MPLS plataform.
Warranty or insurance

Bank guarantee letter: Creditors: TIM Celular S.A. and Intelig Telecomunicações Ltda. / Guarantor: Itaú Unibanco S.A. / Bailed: Italtel Brasil LTDA / Expiration: 08/25/2015 until 12/25/2015 / Guarantee value limitation of R$ 800,000.00

Financial guarantee on contract:  irrevocable guarantee letter, without any previous condition to its execution, of 10% of the estimated value on contract, to be signed by a first line bank, previously approved by the Contractor and that must remain in force throughout the contract duration.

Insurance: The agreement provides that the hired company must keep an engineering risks insurance on the category of equipment installation and assembly that provides coverage to damage caused by its subcontractors, or because of fortuitous events or force majeure. Also determines that the insurance shall be issued by an insurer of first line and cover all reasonable risks inherent to the services and equipment provided for in the Contract object.

Rescission or extinction

The agreement provides various dissolution possibilities, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the hired company shall only be entitled to payment for services actually rendered, not being owed any compensation.

Nature and reason for the operation

Supply of products and solutions for networks and based on IP protocol (IP/MPLS) communication services, supporting TIM’s network evolution strategy.

Italtel is one of the leading integrator partners of Cisco's IP (IP/MPLS) solutions in the Brazilian market.

Relationship with the issuing	Company has business relationships with other companies from Telecom Italia group.

Name of the Related-Party	ITALTEL BRASIL LTDA.
Transaction Date	10/20/2015
Value Involved (Reais)	R$ 18,886,194.11
Balance Remaining (Reais)	N/A
Total (Reais)	N/A
Duration	01/01/2015 a 12/31/2015
Loan or another type of debt	N/A
Interest rate charged	N/A
Contract object	Equipment supply and by demand service provision for TIM’s NGN plataform.
Warranty or insurance

Bank guarantee letter: Creditors: TIM Celular S.A. and Intelig Telecomunicações Ltda. / Guarantor: Itaú Unibanco S.A. / Bailed: Italtel Brasil LTDA / Expiration: 10/06/2015 until 01/01/2016 / Guarantee value limitation of R$1,778,976.62

Financial guarantee on contract:  irrevocable guarantee letter, without any previous condition to its execution, of 10% of the estimated value on contract, to be signed by a first line bank, previously approved by the Contractor and that must remain in force throughout the contract duration.

Insurance: The agreement provides that the hired company must keep an engineering risks insurance on the category of equipment installation and assembly that provides coverage to damage caused by its subcontractors, or because of fortuitous events or force majeure. Also determines that the insurance shall be issued by an insurer of first line and cover all reasonable risks inherent to the services and equipment provided for in the Contract object.

Rescission or extinction

The agreement provides various dissolution possibilities, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the hired company shall only be entitled to payment for services actually rendered, not being owed any compensation.

Nature and reason for the operation

ITALTEL NGN Network is responsible for connecting the interconnection with long distance carriers, local and international fixed operators, interconnected with TIM Brasil; treatment of CSP 41, STFC local service; and also provides traffic transportation between Huawei, Ericsson and ITALTEL structures.

Connects the MVNO customers, the IPCC platforms, Voicemail for mobile services, DB for treatment of portability, Intelligent Network for calls validation, default control (Blacklist) and STFC service delivery.

Regarding the IT systems, it is the pricing point for the CSP41 traffic and calculation of interconnection and transport services provided by TIM.

Italtel is one of the leading integrator partners of Cisco's IP solutions in the Brazilian market.

Relationship with the issuing	Company has business relationships with other companies from Telecom Italia group.

Name of the Related-Party	ITALTEL BRASIL LTDA.
Transaction Date	10/16/2015
Value Involved (Reais)	R$ 8,474,178.95
Balance Remaining (Reais)	N/A
Total (Reais)	N/A
Duration	01/01/2015 until 31/12/2015
Loan or another type of debt	N/A
Interest rate charged	N/A
Contract object	Supply of equipment and provision of services by demand for BBIP platform, Transparent Caching and Deep Packet Inspection (DPI)
Warranty or insurance

Warranty: N/A

Insurance: The Agreement provides that the contractor shall maintain insurance risk engineering, installation method and installation of equipment that covers the damage caused by the contractor, including damage caused by its subcontractors, or because of acts of God or force majeure. Also determines that the insurance shall be issued by an insurer of first line and cover all reasonable risks inherent in the services and facilities provided for in the Contract object.

Rescission or extinction

The Agreement lays down various possible terminations, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the Contractor shall only be entitled to payment for services actually rendered and is not due any compensation.

Nature and reason for the operation

Providing products and solutions for communications networks and services based on IP protocol, supporting the strategy of development of the Network TIM Brazil.

The Italtel is a leading integrator partners of Cisco's IP solutions in the Brazilian market.

Relationship with the issuing	Company has business relationships with other companies in the Telecom Italia group.

Name of the Related-Party	ITALTEL BRASIL LTDA.
Transaction Date	10/22/2015
Value Involved (Reais)	R$ 5,437,273.82
Balance Remaining (Reais)	N/A
Total (Reais)	N/A
Duration	01/01/2015 until 12/31/2015
Loan or another type of debt	N/A
Interest rate charged	N/A
Contract object	Supply of equipment and services on demand, and specialized professional services for BBIP platform.
Warranty or insurance

Warranty: N/A

Insurance: The Agreement lays down various possible termination, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the Contractor shall only be entitled to payment for services actually rendered and is not due any compensation.

Rescission or extinction

The Agreement lays down various possible termination, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the Contractor shall only be entitled to payment for services actually rendered and is not due any compensation.

Nature and reason for the operation

Providing products, professional services and solutions for communications networks and services based on IP protocol, supporting the strategy of development of the Network TIM Brazil.

The Italtel is a leading integrator partners of Cisco's IP solutions in the Brazilian market.

Relationship with the issuing	Company has business relationships with other companies in the Telecom Italia group.

Name of the Related-Party	ITALTEL BRASIL LTDA.
Transaction Date	10/26/2015
Value Involved (Reais)	R$ 331,900.00
Balance Remaining (Reais)	N/A
Total (Reais)	N/A
Duration	01/01/2015 until 31/05/2015
Loan or another type of debt	N/A
Interest rate charged	N/A
Contract object	Discharge of professional services in BBIP technologies, Core and Test Plant conducted from January 2015 to May 2015
Warranty or insurance	Warrant: N/A Insurance: N/A
Rescission or extinction	N/A
Nature and reason for the operation	Discharge of professional services in BBIP technologies, Core and Test Plant conducted from January 2015 to May 2015 due to the completion of a new process.
Relationship with the issuing	Company has business relationships with other companies in the Telecom Italia group.

Name of the Related-Party	ITALTEL BRASIL LTDA.
Transaction Date	10/21/2015
Value Involved (Reais)	R$ 2,855,672.72
Balance Remaining (Reais)	N/A
Total (Reais)	N/A
Duration	01/06/2015 until 31/05/2016
Loan or another type of debt	N/A
Interest rate charged	N/A
Contract object	Renewal of specialized professional services provided by a team of trained and certified technical professionals in BBIP technologies, Core and Test Plant.
Warranty or insurance

Warranty: N/A

Insurance: The Agreement provides that the contractor must maintain compulsory insurance to ensure and amparem the risks inherent in the services under the contract, against any kind of damage and / or injury caused to the contractor and / or third parties, whether to order material and / or personnel and / or legal and / or financial which shall have effect until the completion and / or issuance of the Final Acceptance Agreement by the contractor, whichever occurs last. Insurance must meet the rules of Brazilian law.

Rescission or extinction

The Agreement lays down various possible terminations, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the Contractor shall only be entitled to payment for services actually rendered and is not due any compensation.

Nature and reason for the operation

The professional technicians are highly trained and certified in the technologies and holders of knowledge of BBIP processes and architecture and CORE TIM whose specialized professional services are currently provided for the teams Engineering and Technical Planning.

Relationship with the issuing	Company has business relationships with other companies in the Telecom Italia group.

Name of the Related-Party	ITALTEL BRASIL LTDA.
Transaction Date	10/19/2015
Value Involved (Reais)	R$ 22,991,964.77
Balance Remaining (Reais)	N/A
Total (Reais)	N/A
Duration	01/01/2015 until 06/30/2016
Loan or another type of debt	N/A
Interest rate charged	N/A
Contract object	Support Services and Hardware Repair.
Warranty or insurance	Bank Guarantee: N/A Insurance: N/A
Rescission or extinction

The Agreement lays down various possible termination, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the Contractor shall only be entitled to payment for services actually rendered and is not due any compensation.

Nature and reason for the operation	Providing technical support services and hardware repair in 3rd level for IP backbone networks and NGN (Next Generation Network), CISCO IT network platform and DPI (Deep Packet Inspection).
Relationship with the issuing	Company has business relationships with other companies in the Telecom Italia group.

Name of the Related-Party	Italtel Brasil LTDA.
Transaction Date	10/27/2015
Value Involved (Reais)	R$ 123,584.71
Balance Remaining (Reais)	N/A
Total (Reais)	N/A
Duration	10/27/2015 until 10/27/2016
Loan or another type of debt	N/A
Interest rate charged	N/A
Contract object	Cisco Firewall technical support
Warranty or insurance

Financial guarantee on contract:  irrevocable guarantee letter, without any previous condition to its execution, of 10% of the estimated value on contract, to be signed by a first line bank, previously approved by the Contractor and that must remain in force throughout the contract duration.

Insurance: The agreement provides that the hired company must keep an engineering risks insurance on the category of equipment installation and assembly that provides coverage to damage caused by its subcontractors, or because of fortuitous events or force majeure. Also determines that the insurance shall be issued by an insurer of first line and cover all reasonable risks inherent to the services and equipment provided for in the Contract object.

Rescission or extinction

The agreement provides various dissolution possibilities, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the hired company shall only be entitled to payment for services actually rendered, not being owed any compensation.

Nature and reason for the operation

Renewal of the technical support of hardware and software equipment and applications (CSM) Cisco firewall, including upgrades, failures, improvements, questions, etc.

Warranty extension of Cisco appliances.

Relationship with the issuing	Company has business relationships with other companies from Telecom Italia group.

Name of the Related-Party	ITALTEL BRASIL LTDA.
Transaction Date	10/26/2015
Value Involved (Reais)	R$ 3,274,798.00
Balance Remaining (Reais)	N/A
Total (Reais)	N/A
Duration	10/13/2015 a 10/12/2016
Loan or another type of debt	N/A
Interest rate charged	N/A
Contract object	Engineering and Network traffic Planning tool that includes: Hardware and Software Supply; installation, activation and engineering services; assisted operation and training.
Warranty or insurance

Bank guarantee letter: Creditors: TIM Celular S.A. / Guarantor: Itaú Unibanco S.A. / Bailed: Italtel Brasil LTDA / Expiration: 10/23/2015 until 10/13/2016 / Guarantee value limitation of R$ 327,479.80

Financial guarantee on contract:  irrevocable guarantee letter, without any previous condition to its execution, of 10% of the estimated value on contract, to be signed by a first line bank, previously approved by the Contractor and that must remain in force throughout the contract duration.

Insurance: The agreement provides that the hired company must keep an engineering risks insurance on the category of equipment installation and assembly that provides coverage to damage caused by its subcontractors, or because of fortuitous events or force majeure. Also determines that the insurance shall be issued by an insurer of first line and cover all reasonable risks inherent to the services and equipment provided for in the Contract object.

Rescission or extinction

The agreement provides various dissolution possibilities, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the hired company shall only be entitled to payment for services actually rendered, not being owed any compensation.

Nature and reason for the operation

Ferramenta de Engenharia de tráfego IP multivendor para a execução da análise de tráfego da rede, planejamento e inventário, fundamentais para tomada de decisão e melhorias no processo de engenharia do backbone IP da TIM.

Multi-vendor IP traffic engineering tool for the implementation of network traffic analysis, planning and inventory, fundamental for decision-making and improvements to the IP backbone of the engineering process of TIM.

Italtel is one of the leading integrator partners of Cisco's IP solutions in the Brazilian market.

Relationship with the issuing	Company has business relationships with other companies from Telecom Italia group.

Rio de Janeiro, October 27, 2015.

TIM Participações S.A.

Rogério Tostes

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 27, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.